                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K



[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999.


                                       OR


[   ] Transition report pursuant to section 15(d) of the Securities Exchange
Act of 1934

Commission file number 0-19867



A.   Full title of the plan:

     ESKIMO PIE CORPORATION SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             ESKIMO PIE CORPORATION
                           901 MOOREFIELD PARK DRIVE
                            RICHMOND, VIRGINIA 23236
                                 (804) 560-8400

                              Financial Statements
                           and Supplemental Schedules

                             Eskimo Pie Corporation
                                  Savings Plan

                           December 31, 1999 and 1998
                        and year ended December 31, 1999
                      with Report of Independent Auditors

                             Eskimo Pie Corporation
                                  Savings Plan

                              Financial Statements
                           and Supplemental Schedules


          December 31, 1999 and 1998 and year ended December 31, 1999



                               Table of Contents


Report of Independent Auditors.............................  1

Financial Statements

Statements of Net Assets Available for Benefits............  2
Statement of Changes in Net Assets Available for Benefits..  3
Notes to Financial Statements..............................  4

Supplemental Schedules

Schedule H, Line 4i-Schedule of Assets Held for
 Investment Purposes at End of Year........................ 11
Schedule H, Line 4j-Schedule of Reportable Transactions.... 12

Signatures................................................. 13

Consent of Ernst & Young LLP............................... Exhibit 23

                         Report of Independent Auditors

Plan Administrator
Eskimo Pie Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Eskimo Pie Corporation Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                       /s/ ERNST & YOUNG LLP

Richmond, Virginia
June 27, 2000

                             Eskimo Pie Corporation
                                  Savings Plan

                Statements of Net Assets Available for Benefits



                                                    December 31,
                                       ------------------------------------
                                              1999              1998
                                       ------------------------------------

Assets
  Investments, at fair value                  $4,111,851         $4,288,418
                                       ------------------------------------
  Net assets available for benefits           $4,111,851         $4,288,418
                                       ====================================

See accompanying notes to financial statements.

                             Eskimo Pie Corporation
                                  Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1999



Additions:

  Participant contributions                                    $  329,663
  Employer contributions                                          108,650
  Investment Income                                                 7,838
                                                               ----------
                                                                  446,151
Deductions:

  Withdrawals by participants                                    (721,456)
                                                               ----------
                                                                 (721,456)

  Net appreciation in fair value of investments                    98,738
                                                               ----------
  Net decrease                                                   (176,567)

Net assets available for benefits at beginning of year          4,288,418
                                                               ----------

Net assets available for benefits at end of year               $4,111,851
                                                               ==========


See accompanying notes to financial statements.

                             Eskimo Pie Corporation
                                  Savings Plan

                         Notes to Financial Statements

                     Years ended December 31, 1999 and 1998



1. Description of Plan

The following description of the Eskimo Pie Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a contributory defined contribution plan covering substantially all full time employees of Eskimo Pie Corporation (the Company and Plan Sponsor), Eskimo, Inc. and Sugar Creek Foods, Inc. who have completed one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participating employees may contribute up to 12% of their compensation as defined in the Plan. Participant contributions can be made either pretax or after tax. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participants elect the investment options in which their contributions are invested. The Plan Sponsor matches 50% of the employees' contributions for the first 6% of their compensation and may make additional contributions to the Plan at the discretion of the Board of Directors. The match is invested in the Company Stock Fund. Other Plan Sponsor contributions are invested as directed by the participants. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. Each participant's account is credited with the participant's contribution, the Company's contributions and a pro-rata share of investment earnings thereon based upon the participant's elected options.

Vesting

Participants are immediately vested in their contributions and earnings thereon. Participants are 100 percent vested in the remainder of their account after three years of vesting service.

                             Eskimo Pie Corporation
                                  Savings Plan

                   Notes to Financial Statements (continued)


1. Description of Plan (continued)

Payment of Benefits

Upon termination of service, retirement, death or hardship as defined by the Plan, a participant may receive a lump-sum amount equal to the vested value of his or her account, subject to Plan limitations.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, in accordance with the Department of Labor's regulations on loans to participants. Loans bear interest at 1% over prime and must be repaid over a period not to exceed 5 years unless used to purchase the participant's primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

Loans are secured by the participant's vested account balance. Loans are repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant's investment options as repayments are received.


Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

                            Eskimo Pie Corporation
                                 Savings Plan

                   Notes to Financial Statements (continued)


2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual method of accounting.

Valuation of Investments

Except for participant loans, the Plan's investments are carried at fair value. Investments in common trust funds, registered investment companies and common stock, are reported at current unit value which is based on quoted market prices on the last business day of the Plan year. Loans to participants are carried at their outstanding balance, which approximates fair value. First Union National Bank, custodian of the Plan, holds the Plan's investment assets and executes transactions thereon.

Securities transactions are recorded as of the trade date. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan Sponsor.

                             Eskimo Pie Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)


2. Significant Accounting Policies (continued)

Reclassification

Certain prior year amounts have been reclassified to conform to 1999 presentation.

3. Investments

Participants in the Plan have several investment options available to them with respect to how their contributions are invested. A participant may direct their contributions in 5% increments to any of the following fund options:

  i.) The First Union Stable Group Trust Portfolio invests in government and agency obligations, corporate bonds and insurance contracts.
  ii.) The Evergreen Short-Intermediate Bond Fund invests in investment grade debt securities.
  iii.) The Fidelity Puritan Fund invests in bonds and U.S. and foreign common and preferred stock.
  iv.) The First Union Enhanced Stock Market Fund invests in common stocks and futures contracts.
  v.) The Fidelity Advisor Growth Opportunities Fund invests in a selection of financial instruments, including common stocks and convertible securities.
  vi.)   The Company Stock Fund invests in common stock of Eskimo Pie
         Corporation.

Participants may change their investment options at any time.

                             Eskimo Pie Corporation
                                  Savings Plan

                   Notes to Financial Statements (continued)



3.    Investments (continued)

At December 31, 1999 and 1998, the Plan's investments consisted of the following:

                                                       December 31,
                                                   1999            1998
                                             -------------------------------


First Union Stable Group Trust Portfolio          $  447,883      $  516,896
Fidelity Advisor Growth Opportunities Fund         1,342,977       1,330,238
Fidelity Puritan Fund                                749,269         887,950
Evergreen Short-Intermediate Bond Fund               188,739         191,478
First Union Enhanced Stock Market Fund             1,050,137         905,463
Company Stock Fund *                                 251,585         376,684
Loans to Participants                                 81,261          79,709
                                             -------------------------------
                                                  $4,111,851      $4,288,418
                                             ===============================

*Non participant-directed

During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                            Net Appreciation
                                                             (Depreciation)
                                                             in Fair Value
                                                             of Investments
                                                          -----------------

Common Trust Funds                                                $ 203,028
Registered Investment Companies                                      71,690
Common Stock                                                       (175,980)
                                                          -----------------
                                                                  $  98,738
                                                          =================

                             Eskimo Pie Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)

4. Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows:

                                                         December 31,
                                                      1999           1998
                                                -----------------------------
Assets:
 Investments, at fair value                            $251,585      $376,684
                                                =============================


                                                            Year Ended
                                                           December 31,
                                                               1999
                                                     ----------------------
Changes in net assets:
 Contributions                                                    $ 135,031
 Withdrawals by participants                                        (31,819)
 Net depreciation                                                  (177,147)
 Transfers to participant-directed investments                      (51,164)
                                                     ----------------------

                                                                  $(125,099)
                                                     ======================

5. Related Party Transactions

Certain plan assets are invested in funds sponsored by First Union National Bank, custodian of the Plan, and in common stock of the plan sponsor. Transactions involving these instruments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

                             Eskimo Pie Corporation
                                  Savings Plan

                    Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 27, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Subsequent Event

On May 4, 2000, the Plan Sponsor announced that it had entered into a definitive agreement with CoolBrands International Corporation (CoolBrands). Under the terms of the agreement, the Plan Sponsor will be merged with CoolBrands with CoolBrands being the surviving corporation. The transaction is subject to approval by the Plan Sponsor's shareholders and other customary conditions, and is expected to be consummated prior to the end of calendar 2000. Following the consummation of the transaction, the Plan Sponsor will become a wholly-owned subsidiary of Cool Brands. The effect, if any, that this transaction may have on the Plan is not determinable at this time.

                             Supplemental Schedules

                             Eskimo Pie Corporation
                                  Savings Plan

                Schedule H, Line 4i-Schedule of Assets Held for
                       Investment Purposes at End of Year
           Employer Identification Number 54-0571720, Plan Number 001

                               December 31, 1999


                                         Description of
                                     Investment, Including
                                     Maturity Date, Rate of
   Identity of Issue, Borrower,         Interest, Par or                       Current
     Lessor or Similar Party             Maturity Value           Cost          Value
-----------------------------------------------------------------------------------------
Common Trust Funds:
 First Union Stable Group Trust           8,257 units               **         $  447,883
  Portfolio*
 First Union Enhanced Stock              12,219 units               **          1,050,137
  Market Fund*
                                                                           --------------
Total Common Trust Funds                                                        1,498,020

Registered Investment Companies:
 Evergreen Short-Intermediate            15,318 units               **            188,739
  Bond Fund*
 Fidelity Puritan Fund                   23,801 units               **            749,269
 Fidelity Advisor Growth                 20,020 units               **          1,342,977
  Opportunities Fund
                                                                           --------------
Total Registered Investment                                                     2,280,985
 Companies

Common Stock:
 Company Stock Fund*                     35,577 units          362,081            251,585

Participant Loans:
 Loans to participants*             Interest rates range
                                    from 8.25% to 10%;
                                    maturity dates vary
                                    with remaining terms of
                                    1 to 10 years.                   -             81,261
                                                                           --------------

Total investments                                                              $4,111,851
                                                                           ==============


* Party-in-interest.
** Participant Directed Fund

                             Eskimo Pie Corporation
                                  Savings Plan

            Schedule H, Line 4j-Schedule of Reportable Transactions Employer Identification Number 54-0571720, Plan Number 001

                          Year ended December 31, 1999



                           (b) Description of Asset                                                   (h) Current Value
   (a) Identity of             including interest rate         (c) Purchase  (d) Selling (g) Cost of      of Asset on     (i) Net
   Party Involved              and maturity in case of a loan      Price         Price       Asset     Transaction Date  Gain/(Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii) Series of transactions in excess of 5% of plan assets


Eskimo Pie Corporation         Company Stock Fund*                 $138,611    $     -     $138,611        $138,611        $      -
                               Company Stock Fund*                        -     87,728      114,707          87,728         (26,979)




There were no category (i), (ii), or (iv) reportable transactions during 1999. Columns (e) and (f) have not been presented as this information is not applicable.
*Party-in-interest

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             ESKIMO PIE CORPORATION
                             SAVINGS PLAN



DATE:  June 27, 2000         /s/ Thomas M. Mishoe, Jr.
                             -----------------------------------------------
                             Thomas M. Mishoe, Jr.
                             Chief Financial Officer, Vice President, Secretary,
                             and Treasurer
                             Eskimo Pie Corporation